Exhibit 99.n.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated January 17, 2017 with respect to the consolidated financial statements and selected per share data and ratios and senior securities of MVC Capital, Inc. for the years ended October 31, 2016 and 2015 and internal control over financial reporting for the year ended October 31, 2016 which are contained in the Prospectus contained in this Registration Statement. We consent to the use of the aforementioned reports in the Prospectus contained in this Registration Statement, and to the use of our name as it appears under the captions “Independent Registered Public Accounting Firm” and “Senior Securities.”

/s/ Grant Thornton LLP

New York, New York

September 22, 2017